

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 13, 2006

Via U.S. Mail
William E. Jordan, Esq.
Vinson & Elkins LLP
First City Tower
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

   Re: **Continental Resources, Inc.**
       Supplemental materials provided on September 13, 2006

Dear Mr. Jordan:

   Pursuant to Rule 418(b) under the Regulation C, we are returning to you the supplemental materials referenced above.

   Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-3745 if you have any questions.

         Sincerely,

         H. Roger Schwall
         Assistant Director